CJ OKB



17016779

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
410

SEC FILE NUMBER
8- 69610

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/26/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEDAR CREST ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9017 S RIVERSIDE DRIVE, SUITE 210
(No. and Street)

SANDY (City) UTAH (State) 84070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES R BADALAMENTI 720-454-4275
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 NORTH 400 WEST, STE 400 (Address) SALT LAKE CITY (City), UT (State) 84103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles R Badalamenti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Crest Advisors, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO and FINOP

Title

Notary Public


TYLER J OLSEN
Notary Public
State of Utah
Comm. No. 684268
My Comm. Expires Jul 27, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEDAR CREST ADVISORS, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2016

CEDAR CREST ADVISORS, LLC

Table of Contents



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Cedar Crest Advisors, LLC

We have audited the accompanying statement of financial condition of Cedar Crest Advisors, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Cedar Crest Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Crest Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Cedar Crest Advisors, LLC's financial statements. The supplemental information is the responsibility of Cedar Crest Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

Salt Lake City, Utah
February 28, 2017

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

CEDAR CREST ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	2016
Current Assets	
Cash and cash equivalents	$40,516
Prepaid expense	361
Total Current Assets	**40,877**
Total Assets	**$40,877**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable	$8,234
Total Current Liabilities	**8,234**
Members' Equity	
Paid in Capital	75,586
Accumulated Deficit	(42,943)
Total Members' Equity	**32,643**
Total Liabilities and Members' Equity	**$40,877**

The accompanying notes are an integral part of these financial statements

CEDAR CREST ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

	2016
Revenues	$0
Expenses	
Office overhead and operating	5,506
Professional fees	12,532
Licensing and registration	4,233
Total Expenses	**22,271**
Net Loss	**($22,271)**

The accompanying notes are an integral part of these financial statements

CEDAR CREST ADVISORS, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Members' Equity
Balance at December 31, 2015	$54,328
Member contributions	586
Net Loss	(22,271)
Balance at December 31, 2016	$32,643

The accompanying notes are an integral part of these financial statements

CEDAR CREST ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

	2016
Cash Flows from Operating Activities	
Net loss	($22,271)
Changes in operating assets and liabilities:	
Prepaid expenses	(361)
Accounts payable	8,234
Net Cash from Operating Activities	**(14,398)**
Cash Flows from Financing Activities	
Shareholder contributions	586
Net Cash from Financing Activities	**586**
Net Change in Cash and Cash Equivalents	**(13,812)**
Cash and Cash Equivalents at Beginning of Year	54,328
Cash and Cash Equivalents at End of Year	$40,516

The accompanying notes are an integral part of these financial statements

CEDAR CREST ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 – Organization and Description of Business

General

CEDAR CREST ADVISORS, LLC ("Company") was formed in the state of Utah on February 20, 2015 for the purpose of providing brokerage services and is registered to engage in the securities business as a broker-dealer in the state of Utah under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is approved to engage in the business of securities investments with the general public. The Company's approved lines of business include managing broker dealer and retail broker or dealer selling primary and secondary distributions of direct participation programs. The Company has branch offices located in California and Colorado.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from securities transactions are generally recorded on the trade date, which is the date the transaction is executed. Certain expenses are recognized on an accrual basis pursuant to requirements set forth in SEC Rule 15c3-1.

Going Concern

The Company has not established sources of revenue sufficient to fund the development of its business, or to pay projected operating expenses and commitments from operations for the next year. However, it is anticipated that the Company currently has sufficient capital reserves to continue to pay all expenses for the next year. These factors create an uncertainty about the Company's ability to continue as a going concern. The Company's ownership group is committed, if needed, to finance the ongoing operating expenses of the Company. The Company's ability to continue as a going concern, past 2017, may be dependent on capital contributions from the Company's ownership group. The Company's financial statements have been presented on the basis that it continues as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and does not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The

Company has been, and remains, in compliance with net capital requirements for the period January 1, 2016 through the date of this letter.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2016, cash and cash equivalents of $40,516 were held at one financial institution. As of December 31, 2016, the Company did not maintain cash at a financial institution in excess of FDIC insured limits.

Rent Expense

The Company's rent expense for its office space was $3,812 for the year ended December 31, 2016.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an LLC. In lieu of corporate income taxes, the shareholders of an LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes Topic of the FASB Accounting Standards Codification. For 2016, management has determined that there are no material uncertain income tax positions. The Company is subject to federal, state and local income tax examinations by tax authorities for years 2015 and forward.

Financial Instruments

Financial instruments include prepaid expenses, and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which was determined by their near-term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

The Company has evaluated all other new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contract with Customers. The objective of this update is to 1) remove inconsistencies and weaknesses in revenue requirements, 2) provide a robust framework for addressing revenue recognition issues, 3) improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, 4) provide more useful information to users of financial statements through improved disclosure requirements, and 5) simplify the preparation of financial statements. This update is effective in annual reporting periods beginning after December 15, 2017 and the interim periods within that year. The Company will be evaluating the impact of this update as it pertains to the Company's financial statements and other required disclosures on an ongoing basis until its eventual adoption and incorporation.

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,*

which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The FASB believes that requiring management to perform the assessment will enhance the timeliness, clarity, and consistency of related disclosures and improve convergence with International Financial Reporting Standards ("IFRS") (which emphasize management's responsibility for performing the going-concern assessment). However, the time horizon for the assessment (look-forward period) and the disclosure thresholds under GAAP and IFRSs will continue to differ. This guidance is effective for annual reporting periods ending after December 15, 2016, and for annual periods and interim periods thereafter, with early adoption permitted. We have adopted this standard which has not had a material impact on the Company's financial statements.

Note 3 – Related Party Transactions

During 2016, the Company entered into an expense sharing agreement with DFPG Investments, Inc., which is a related party through common ownership. The expense sharing agreement included the Company's proportionate share of office rent, telephone and internet expenses associated with its shared office location. At December 31, 2016 Cedar Crest Advisors, LLC has $3,812 for rent and $621 for phone and internet included in accounts payable owed to DFPG.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).
At December 31, 2016, the Company had net capital of $32,282 which was $27,282 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.26 to 1.

Note 5 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2016 through February 28, 2017, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

CEDAR CREST ADVISORS, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2016

	2016
Net Capital	
Total stockholders' equity	$32,643
Deduct non-allowable assets:	
Prepaid expenses	(361)
Total stockholders' equity qualified for Net Capital	$32,282
Aggregate Indebtedness	
Payables	$8,234
Total Aggregate Indebtedness	$8,234
Computation of Basic Net Capital Requirements	
6 2/3% of aggregate indebtedness	$549
Minimum net capital	$5,000
Greater of the two amounts	$5,000
Capital in excess of required minimum	$27,282
Ratio of aggregate indebtedness to net capital	0.26

Reconciliation with Company's computation included in Part II of Form X-17a-5:

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material difference between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.


wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Cedar Crest Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Cedar Crest Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cedar Crest Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Cedar Crest Advisors, LLC stated that Cedar Crest Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cedar Crest Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cedar Crest Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WSRP, LLC

Salt Lake City, Utah
February 28, 2017



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members of
Cedar Crest Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Cedar Crest Advisors, LLC and SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Cedar Crest Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Cedar Crest Advisors, LLC's management is responsible for Cedar Crest Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger detail of Cedar Crest Advisors, LLC and respective bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from the general ledger detail as well as invoice copies and other supporting documentation from Cedar Crest Advisors, LLC, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from the general ledger detail of Cedar Crest Advisors, LLC, supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WSRP, LLC

Salt Lake City, Utah
February 28, 2017

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

CEDAR CREST ADVISORS, LLC
EXEMPTION REPORT

Cedar Crest Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of C.F.R. § 240.15c3-3(k)(2)(i) stating that the Company maintains a special account for the exclusive benefit of customers.

I, Charles R. Badalamenti, CFO & FINOP, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Charles R. Badalamenti

Title: Chief Financial Officer & FINOP

February 28, 2017